UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: July 12, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

OJSC VimpelCom wins LTE license in Russia

Amsterdam (July 12, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announces that its wholly owned subsidiary in Russia, OJSC “Vimpel-Communications” (“OJSC VimpelCom”) has been awarded a license to provide services over the LTE standard in Russia. An English translation of the press release published today by OJSC VimpelCom follows:

Moscow, July 12, 2012. OJSC VimpelCom (TM “Beeline”) is pleased to announce that according to the official information of Roskomnadzor, the Russian Federal Service for Supervision of Communications, Information Technology and Mass Media, VimpelCom is among the winners of today’s contest for four LTE licenses to render services using radio-electronic devices in the territory of the Russian Federation. The licenses allow the winning companies to provide services via networks that use the LTE standard and its further modifications within the frequency band of 791-862 MHz.

VimpelCom has won one of four licenses awarded in the contest. The company has been granted the license to render services within the radio frequency band of 813.5-821/854.5-862MHz across the Russian territory.

As a condition of the licence, VimpelCom will start providing services no later than June 1, 2013. The rollout of the network using the LTE standard and its further modifications within the frequency band of 791-862, 2500-2690, 720-750 & 761-791 MHz ranges within the territory of the Russian Federation will be as follows*:

•	in 6 regions by the end of 2013;

•	in 12 regions by the end of 2014;

•	in 20 regions by the end of 2015;

•	in 30 regions by the end of 2016;

•	in 50 regions by the end of 2017;

•	in 60 regions by the end of 2018;

•	Full coverage the Russian Federation by the end of 2019.

A further condition of the licence award is that each winner will invest at least RUR 15 BLN annually until its federal LTE network is built (the federal LTE network must be built within 7 years, starting from 2013).

©VimpelCom Ltd. July 12, 2012	1

Commenting on the contest’s results, Anton Kudryashov, CEO of OJSC VimpelCom, said: “We are very happy with our victory in the LTE license contest. We have already commenced modernizing our network and making it LTE-compatible. We are looking forward to offering up-to-date and customized services with high-speed Internet access to our customers on cutting-edge 4G technology. We strongly believe that they will enjoy their LTE mobile web experience, contributing to the growing popularity of mobile data services and thus advancing the state objective of country-wide Internet coverage.”

* The table shows the number of Russian regions in which communication services are to be made available; the services are to be provided with the help of the company’s own LTE network and its further modifications in every community with a population of over 50,000, inclusive. The minimum speed for data transmission from subscriber stations to base stations (with a maximum network load) is 1Mbit/s at all institutions of secondary and higher education within the boundaries of these communities.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. July 12, 2012	2